EXHIBIT 99 (13)(c)


                   , 19


  Manulife Series Fund, Inc.
  200 Bloor Street East
  Toronto, Ontario,  Canada

  Gentlemen:

       The Manufacturers Life Insurance Company of America
  ("ManAmerica") by authority of its Board of Directors, wishes to purchase certain shares of the Common Stock of Manulife
  Series Fund, Inc., a Maryland corporation as follows:

       65,000 shares of Common Stock of the Equity Index Fund at the price of $10.00 per share.

  All such shares are to be allocated to ManAmerica's General
  Account and will be purchased as an investment and not with a view towards resale, distribution or redemption.

  Sincerely,


  THE MANUFACTURERS LIFE INSURANCE
  COMPANY OF AMERICA


  By:
  ----------------------------------
  Name:  Donald A. Guloien
  Its:   President